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                                                                     EXHIBIT 6

                        [RELTEC Corporation Letterhead]

                                                                  March 5, 1999

Dear Stockholder:

  We are pleased to inform you that on March 1, 1999, RELTEC Corporation (the "Company") entered into an Agreement and Plan of Merger with GEC Incorporated ("Parent") and its wholly owned subsidiary, GEC Acquisition Corp. ("Purchaser"), which provides for the acquisition of the Company. Under the terms of the Merger Agreement, Purchaser today commenced a tender offer (the "Offer") to purchase all of the Company's outstanding shares of common stock (the "Shares") for $29.50 per Share in cash. The Merger Agreement further provides that, following consummation of the Offer, Purchaser will be merged with the Company (the "Merger") and Shares that are not acquired through the Offer (other than those held by stockholders who perfect their appraisal rights, Shares owned by the Company and Shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent or the Company) will be converted in the Merger into the right to receive the same consideration as is paid in the Offer.

  THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY HAS DETERMINED THAT THE MERGER AGREEMENT AND TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY, HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES TO PURCHASER PURSUANT TO THE OFFER.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9. Each of Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc., financial advisors to the Company, has delivered to the Board of Directors a written opinion dated as of February 28, 1999 to that effect that, as of such date and based upon and subject to certain matters stated in their respective opinions, the $29.50 per Share consideration to be received in the Offer and the Merger by the holders of Shares (other than Parent and its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. In addition, certain affiliates of Kohlberg Kravis Roberts & Co., L.P. have agreed to tender into the Offer approximately 81.2% of the Shares outstanding.

  Additional information with respect to the Offer and the Merger is contained in the enclosed Schedule 14D-9, and we urge you to consider this information carefully.

  On behalf of the Board of Directors and management of the Company, I thank you for the support you have given to the Company.

                                         Sincerely,

                                         /s/ Dudley P. Sheffler

                                         President and Chief Executive Officer